

December 12, 2011

<u>Via Email</u>
Mr. Gerhard F. Burbach
Chief Executive Officer
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588

  Re: **Thoratec Corporation**
    Form 10-K for the Fiscal Year Ended January 1, 2011
    Filed February 23, 2011
    File No. 000-49798

Dear Mr. Burbach:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin L. Vaughn

       Kevin L. Vaughn
       Accounting Branch Chief